

August 1, 2022

Daniela Stolman
Partner
Gibson, Dunn & Crutcher LLP
2029 Century Park East, Suite 4000
Los Angeles, CA 90067

Re: Sharps Compliance Corp.
       Form Schedule TO-T
       Filed July 25, 2022
       File No. 005-53975

Dear Ms. Stolman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as the offer matrials, unless otherwise indicated.

Schedule TO-T

Source and Amount of Funds or Other Conditions, page 2

1.   Please revise the statement that Item 7(b) of Schedule TO is not applicable, as there appear to be material conditions to the financing discussed in Item 1007(a) as set forth on page 20. If referring to the alternative financing arrangements or plans, please clarify.

2.   Please expand to describe the material terms of the Debt Commitment Letter and to discuss plans for repayment. See Item 1007(d) of Regulation M-A for the Debt Commitment Letter. Additionally, please file the Debt Commitment Letter as an exhibit to the Schedule TO.

The Transaction Documents, page 26

3.   Please identify the "certain executive officers" that have entered into Tender and Support Agreements in connection with the Offer and the Merger. See Item 4 of Schedule TO and Item 1004(b) of Regulation M-A.

Conditions of the Offer, page 43

4.   Revise to clarify that all offer conditions must be satisfied or waived as of the Expiration Date.

General

5.   We note that the Aurora Funds control named bidders Purchaser and Parent. In addition, the Aurora Funds provided the Equity Commitment Letter being used to fund the Offer. Therefore, it appears that the Aurora Funds should be included as bidders on the Schedule TO. In addition, the Offer to Purchase should be revised to include all of the disclosure required as the individual Aurora Funds required by Schedule TO but not already included in the offer materials. If you do not agree, please explain in your response letter.

6.   See our last comment above. We note that Curtis Bay Medical Waste Services initially contacted and made offers to acquire Sharps. In addition, Curtis Bay is an affiliate of Aurora Capital Partners Management VI LP, which controls newly-formed entities Parent and Purchaser. Given these facts, provide your analysis as to why Curtis Bay has not been included as a bidder on the Schedule TO. Alternatively, please add and revise the Offer to Purchase (to the extent applicable) to provide all of the disclosure required by that Schedule as to the new filer.

7.   Please clarify the relationship between Aurora and Curtis Bay. The current disclosure states only that Curtis Bay is a portfolio company of Aurora.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions